Contact

www.linkedin.com/in/madeline-fraser-7a8a637b (LinkedIn)

Top Skills

Painting

Sculpture

Interior Design

Madeline Fraser

CEO & Founder at Gemist — Visualization tech for the jewelry industry | Shark Tank & TEDx Alum

Los Angeles, California, United States

Summary

I'm a 3x founder who has been creating and growing technology start-ups since my junior year of college. I'm incredibly passionate about building companies that solve big problems and make life easier.

Following a bigger vision, building something out of nothing, and having the privilege of leading incredibly talented people is what makes this wild ride all worthwhile.

I'm proud to be the Founder & CEO of Gemist. We are the vertical SaaS solution for the jewelry industry providing technology solutions to online jewelry brands. We're growing quickly and backed by some of the world's top investors and jewelry experts including De Beers Diamonds & Entrada Ventures.

Experience

Gemist

CEO & Founder

January 2020 - Present (5 years 4 months)

Greater Los Angeles Area

Gemist was founded to innovate the jewelry industry through technology, solving one important problem: it's hard to sell jewelry online.

Backed by the word's leading investors and jewelry experts such as De Beers Diamonds, Gemist is licensing our unique technology to allow jewelry brands to engage consumers in a more personal buying experience.

The modern jewelry consumer is craving better visualization models and the ability to try before they buy. Our Customize, Stack, and Try-On SaaS solutions are proven to answer this call, generating increased consumer engagement, conversion rates, average order values, and final mile sales as compared to industry standards.

Gemist technology works for jewelry brands of all sizes. Our trio of solutions were built to be customized according to each brand's unique needs, and can be seamlessly integrate into any company's existing website and branding.

Hutch App
CMO & Co-Founder
September 2015 - November 2019 (4 years 3 months)
8899 Beverly Blvd. West Hollywood, CA 90048

Hutch is the first mobile app that allows you to try furniture on in your home before you buy it.

ZOOM interiors
2 years 8 months

Co-Founder
February 2013 - September 2015 (2 years 8 months)

ZOOM interiors is an online interior design platform.

co-founder and co-owner
February 2013 - September 2015 (2 years 8 months)

Giannetti Architecture + Interiors
Interior Design Intern
May 2012 - August 2012 (4 months)

Lifetime Networks
Assistant Costume Designer
June 2011 - August 2011 (3 months)

Clickspring Design
Set Design Assistant
March 2010 - May 2010 (3 months)

Brian Stonestreet Design
Set Design Production Assistant
June 2009 - August 2009 (3 months)

———

Education

The George Washington University

Bachelor of Fine Arts (BFA), Interior Design & Architecture · (2010 - 2014)

The Archer School for Girls
· (2006 - 2009)